                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                KMART CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    48258410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Robert P. Bermingham                        Vincent C. Smith
      The Yucaipa Companies LLC                3463 State Street, PMB #265
       9130 W. Sunset Boulevard                  Santa Barbara, CA 93105
        Los Angeles, CA 90069                         (949) 212-8222
            (310) 228-2894

                                   copies to:
                             Thomas C. Sadler, Esq.
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                              Los Angeles, CA 90071
                                 (213) 485-1234
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on the following page)
                               Page 1 of 17 Pages

CUSIP No. 48258410                                                 PAGE 2 OF 17

   1      NAME OF REPORTING PERSON
          RONALD W. BURKLE
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          PF
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [    ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    1,102,345 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     32,859,850 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   1,102,345 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               20,211,850 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,962,195 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.8%
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 48258410                                                 PAGE 3 OF 17

  1       NAME OF REPORTING PERSON
          U.S. TRANSPORTATION, LLC
          TAX ID. NO.: 95-4729958
          ---------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [X]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  3       SEC USE ONLY

          ---------------------------------------------------------------------

  4       SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       7       SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER
  OWNED BY                     20,211,850 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
 PERSON WITH                   0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               20,211,850 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,211,850 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [X]

          ---------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.1% (BASED UPON THE NUMBER OF COMMONS SHARES OF KMART CORPORATION REPORTED AS BEING OUTSTANDING IN THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDING AUGUST 1, 2001)
          ---------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

CUSIP NO. 48258410                                                 PAGE 4 OF 17

  1       NAMES OF REPORTING PERSON

          THE YUCAIPA COMPANIES, LLC
          TAX ID. NO.: 95-4648305
          ---------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [X]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  3       SEC USE ONLY

          ---------------------------------------------------------------------

  4       SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                       7       SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER
  OWNED BY                     20,211,850 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
 PERSON WITH                   O SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               20,211,850 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,211,850 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [X]

          ---------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.1%
          ---------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON
          OO
          ---------------------------------------------------------------------

CUSIP No. 48258410                                                PAGE 5 OF 17

   1      NAME OF REPORTING PERSON
          AMERICAN COMPANIES, LLC
          TAX ID. NO.: 95-4822546
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     12,648,000 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               12,648,000 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,648,000 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ X ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5% (BASED UPON THE NUMBER OF COMMON SHARES OF KMART CORPORATION REPORTED AS BEING OUTSTANDING IN KMART'S QUARTERLY REPORT ON
          FORM 10-Q FOR THE PERIOD ENDING AUGUST 1, 2001)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          OO
          ---------------------------------------------------------------------

CUSIP No. 48258410                                                PAGE 6 OF 17

   1      NAMES OF REPORTING PERSON
          WESTGATE ENTERPRISES III, LLC
          TAX ID. NO.: 95-4822908
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS
          WC
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     0 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [X]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
          OO
          ---------------------------------------------------------------------

CUSIP No. 48258410                                                 PAGE 7 OF 17

  1       NAME OF REPORTING PERSON
          VINCENT C. SMITH
          ---------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  3       SEC USE ONLY

          ---------------------------------------------------------------------

  4       SOURCE OF FUNDS
          PF
          ---------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       7       SOLE VOTING POWER
  NUMBER OF                    0 SHARES (SEE ITEMS 5 AND 6)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER
  OWNED BY                     12,648,000 SHARES (SEE ITEMS 5 AND 6)
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER
 PERSON WITH                   0 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               12,648,000 SHARES (SEE ITEMS 5 AND 6)
                       --------------------------------------------------------

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,648,000 SHARES (SEE ITEMS 5 AND 6)
          ---------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ X ]

          ---------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5%
          ---------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 1 (this "Amendment") to the Schedule 13D originally filed January 16, 2001 (the "Initial Filing") is being filed to reflect (i) additional purchases of shares of common stock, par value $1.00 per share (the "Common Stock"), of Kmart Corporation, a Michigan corporation (the "Company");
(ii) the replacement of Kenneth J. Abdalla ("Abdalla") by Vincent C. Smith as the managing member of American Companies, LLC, a Delaware limited liability company ("American") and Westgate Enterprises III, LLC, a Delaware limited liability company ("Westgate") and, as a result of such replacement, the addition of Mr. Smith and the removal of Mr. Abdalla as reporting persons herein; and (iii) the appointment of Ronald W. Burkle as a co-managing member of American. All capitalized terms used in this Amendment without being separately defined shall have the meanings specified in the Initial Filing.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This Amendment is being jointly filed by U.S. Transportation, LLC, a Delaware limited liability company ("UST"), The Yucaipa Companies, LLC, a Delaware limited liability company ("Yucaipa"), Ronald W. Burkle, an individual ("Burkle" and together with UST, and Yucaipa, the "Burkle-Affiliated Entities"), American, Westgate and Vincent C. Smith, an individual ("Smith" and together with American and Westgate, the "Smith-Affiliated Entities"). The Burkle-Affiliated Entities and the Smith-Affiliated Entities are referred to together herein as the "Reporting Persons". Mr. Abdalla is no longer a Reporting Person hereunder. The Reporting Persons are filing this Schedule 13D jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1. For purposes of each reference to the Common Stock and the 7.750% Trust Convertible Preferred Securities of the Company (the "Preferred Securities") in this Schedule 13D, the Burkle-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Smith-Affiliated Entities, and the Smith-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Burkle-Affiliated Entities. Unless otherwise indicated, each response herein applies to each of the Reporting Persons.

        UST, Yucaipa and Mr. Burkle may be deemed to constitute a "group" as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, such group may be deemed to beneficially own all shares of Common Stock beneficially owned by the members constituting such group. Each of UST, Yucaipa and Mr. Burkle disclaim beneficial ownership of all shares of Common Stock beneficially owned by the other members of such group.

        Mr. Smith has replaced Mr. Abdalla as the managing member of Westgate and American. In addition, Mr. Burkle has become a co-managing member of American. Pursuant to the terms of an oral understanding, Mr. Burkle will share the voting power over the Company Common Stock owned by American with Mr. Smith. Mr. Burkle does not share any dispositive power over such shares. Westgate is 99% owned by Wilshire Companies, LLC, a Delaware limited liability company ("Wilshire") and 1% owned by Foothill Holdings, LLC, a Delaware limited liability company ("Foothill"). Wilshire is 95% owned by Highland Holdings Management, LLC, a Delaware limited liability company ("Highland"), and 5% owned by Foothill. American is 99% owned by LB2, LLC, a Delaware limited liability company ("LB2"), and 1% owned by Foothill. LB2 is approximately 97.5% owned by Maple Enterprises I, LLC, a Delaware limited liability company ("Maple"), and approximately 2.5% owned by Hillcrest Investors LLC. Maple is
99% owned by Bedford Company, LLC, a Delaware limited liability company ("Bedford"), and 1% owned by Foothill. Bedford is 95% owned by Highland and 5% owned by Foothill. Mr. Smith has also become the sole managing member of, and has sole investment power over the investment of, each of Wilshire, Foothill, Highland, LB2, Maple and Bedford.

        Westgate, American and Mr. Smith may be deemed to constitute a "group" as defined in Rule 13d-5(b) under the Exchange Act. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, such group may be deemed to beneficially own all of the shares of Common Stock and Preferred Securities beneficially owned by the members constituting such group. Each of Westgate, American and Mr. Smith disclaim beneficial ownership of all shares of Common Stock and Preferred Securities beneficially owned by the other members of the group.

        The Burkle-Affiliated Entities and the Smith-Affiliated Entities may, taken together, be deemed to constitute a "group" as defined under Rule 13d-5(b) under the Exchange Act. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, such group may be deemed to beneficially own all shares of Common Stock and Preferred Securities beneficially owned by the members constituting such group. However, the Reporting Persons do not affirm the existence of such group, and, except to the extent set forth above, the Burkle-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock and Preferred Securities beneficially owned by the Smith-Affiliated Entities, and the Burkle-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Burkle-Affiliated Entities.

        (b) The address of each of the Smith-Affiliated Entities and of Wilshire, Foothill, Highland, LB2, Maple and Bedford is now 3463 State Street, PMB #265, Santa Barbara, CA 93105.

        (c) The principal business of each of the Smith-Affiliated Entities and Wilshire, Foothill, Highland, LB2, Maple and Bedford is private investments and investment management.

        (d) During the last five years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Smith is a United States citizen.

        Except as set forth above, there has been no change to the information set forth under Item 2 of the Initial Filing.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        UST used an aggregate of $135,311,628 to purchase the Common Stock that it holds directly. The source of funds used by UST to purchase the Common Stock was working capital derived from capital contributions from its members out of their assets. Mr. Burkle used an aggregate of $5,528,090 of personal funds to purchase the Common Stock that he holds directly.

        American used an aggregate of $84,337,848 to purchase the 12,648,000 shares of Common Stock held of record by it. The source of funds used by American to purchase the Common Stock was working capital derived from capital contributions from its members out of its members' assets.

ITEM 4. PURPOSE OF TRANSACTION.

        Westgate orally entered into a cash-settled only, total rate of return equity swap (the "Bear Swap") with Bear Stearns International Limited ("Bear Stearns") on December 29, 2000, as described in the Initial Filing. Commencing on September 19, 2001, Westgate began to unwind its interest in the Bear Swap. The unwind was completed on September 25, 2001 and the notional number of Company shares subject to the Bear Swap has been reduced to zero. The Bear Swap has been terminated; however, Westgate may enter into similar transactions in the future. Over roughly the same period, American has increased its ownership of the Common Stock to 12,648,000 shares. See Item 6.

        The Smith-Affiliated Entities hold the Common Stock for investment purposes. Depending on the evaluation of various factors, including the investment potential of the Common Stock and the Preferred Securities, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock and the Preferred Securities, available opportunities to acquire or dispose of the Common Stock and the Preferred Securities, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Smith-Affiliated Entities and other factors deemed relevant, the Smith-Affiliated Entities may in the future take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock and Preferred Securities in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired. In addition, the Smith-Affiliated Entities may individually or in the aggregate, from time to time enter into, amend, or unwind equity swap and other derivative transactions with respect to the Common Stock and the Preferred Securities.

        Except as set forth above, there has been no change to the information set forth under Item 4 of the Initial Filing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) UST is the direct owner of 20,211,850 shares of the Common Stock, which constitute approximately 4.1% of the total number of outstanding shares of the Common Stock, based upon the number of shares of the Company reported as being outstanding in its quarterly report on Form 10-Q for the period ended August 1, 2001. Yucaipa is the managing member of UST and accordingly may be deemed to beneficially own the shares of Common Stock owned of record by UST.

        Mr. Burkle is the direct beneficial owner of 1,102,345 shares of the Common Stock (including 43,243 shares transferred to his spouse subsequent to the Initial Filing). As stated in the Initial Filing, Mr. Burkle owns a 90% interest in UST directly and a 10% interest in UST indirectly through Yucaipa. Accordingly, Mr. Burkle and the other Burkle-Affiliated Entities, as a group, may be deemed to beneficially own a total of 21,314,195 shares of the Common Stock, which constitute approximately 4.3% of the total number of outstanding shares of the Common Stock. In addition, as a co-managing member of American with shared rights to vote the American shares of Common Stock, Mr. Burkle may also be deemed to beneficially own the 12,648,000 shares owned by American. On an aggregate basis, Mr. Burkle may be deemed to beneficially own 33,962,195 shares of Common Stock, which constitutes approximately 6.8% of the total number of outstanding shares of the Common Stock.

        American is the direct owner of 12,648,000 shares of the Common Stock, which constitute approximately 2.5% of the total number of outstanding shares of the Common Stock. The notional amount of shares of the Common Stock subject to the Bear Swap has been reduced to zero. Mr. Smith is the managing member of both American and Westgate and accordingly Mr. Smith and the other Smith-Affiliated Entities, as a group, may be deemed to beneficially own 12,648,000 shares of Common Stock, which constitute approximately 2.5% of the total number of outstanding shares of the Common Stock.

        The Burkle-Affiliated Entities and the Smith Affiliated Entities may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act, and as such a group, beneficially own approximately 6.8% of the Common Stock. However, the Burkle-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Smith-Affiliated Entities, and the Smith-Affiliated Entities disclaim any beneficial ownership of shares of Common Stock beneficially owned by the Burkle-Affiliated Entities.

        (b) Mr. Burkle is the managing member of Yucaipa, which in turn is the managing member of UST. UST has shared voting and dispositive power over the 20,211,850 shares of Common Stock owned by it. Yucaipa, as the managing member of UST, may also be deemed to share voting and dispositive power over such shares. Mr. Burkle, as the managing member of Yucaipa, also has shared voting and dispositive power over such shares and has sole voting and dispositive power over the 1,102,345 shares of Common Stock that he owns directly.

        Mr. Smith is the Managing Member of Westgate and American. American has shared voting and dispositive power over the 12,648,000 shares of Common Stock held of record by it. The notional amount of shares of Common Stock subject to the Bear Swap has been reduced to zero. Accordingly, Mr. Smith may be deemed to have shared beneficial ownership over 12,648,000 shares of Common Stock. As a co-managing member of American with shared voting rights over the Common Stock, Mr. Burkle may also be deemed to have shared beneficial ownership of the shares owned by American.

        (c) The following table sets forth the transactions in shares of Common Stock by UST during the past sixty days. All of the transactions were effected on the New York Stock Exchange through a broker.

                                                                     TOTAL COST (PROCEEDS)
    DATE OF                       NUMBER        AVERAGE PRICE   (INCLUDING COSTS OF ACQUISITION
  TRANSACTION   PURCHASE/SALE    OF SHARES        PER SHARE         AND NET COSTS OF SALE)
  -----------   -------------    ---------      -------------   -------------------------------
      8/1/01       Purchase        654,000          $ 11.50              $ 7,560,240.00
      9/6/01       Purchase         30,000          $  9.50              $   286,800.00
      9/7/01       Purchase        229,000          $  8.98              $ 2,072,014.90
     9/18/01         Sale         (322,667)*        $(11.25)             $(3,625,106.72)
     9/21/01       Purchase        200,000          $  6.26              $ 1,264,460.00
     9/24/01       Purchase        600,000          $  6.87              $ 4,159,980.00
     9/25/01       Purchase      1,684,150          $  7.05              $11,974,306.50
                                 ---------                                -------------
                     Total       3,074,483                               $23,692,694.68

-------------

* Preferred Securities (as converted)

        Neither Mr. Burkle nor Yucaipa has purchased or sold any shares of Common Stock during the past sixty days. On September 20, 2001, UST transferred 10,000 shares of Common Stock to a charitable foundation controlled by Mr. Burkle.

        Westgate has not purchased or sold any shares of Common stock during the past sixty days. Westgate entered into the Bear Swap on December 29, 2000. Commencing on September 19, 2001 Westgate began to unwind its position under the Bear Swap. The cost of unwinding the Bear Swap was netted against the cash deposited as collateral. The following table sets forth the unwind transactions:

                                                                   Page 13 of 17

                                                                 AVERAGE PRICE
        DATE OF UNWIND               NUMBER OF SHARES              PER SHARE
        --------------               ----------------            -------------
           9/19/01                      1,500,000                     7.27
           9/20/01                      1,545,000                     6.73
           9/21/01                      1,750,000                     6.14
           9/21/01                        265,000*                   10.78
           9/24/01                      1,710,000                     6.77
           9/25/01                        178,000*                   10.95
           9/25/01                      2,808,000                     7.15
                                        ---------
            Total                       9,756,000

------------------
* Preferred Securities (as converted)

        The following table sets forth the transactions in shares of Common Stock by American during the past sixty days. The transactions were effected on the New York Stock Exchange through a broker.

                                                AVERAGE         TOTAL COST (PROCEEDS)
  DATE OF                          NUMBER        PRICE      (NET OF COSTS OF ACQUISITION
TRANSACTION    PURCHASE/SALE      OF SHARES    PER SHARE        AND NET COSTS OF SALE)
-----------    -------------     -----------   ---------    ----------------------------
   8/7/01         Sale             (279,500)     $12.65             $(3,535,675)
  9/19/01         Purchase        4,000,000      $ 7.31             $29,240,000
  9/20/01         Purchase        1,550,000      $ 6.80             $10,550,500
  9/21/01         Purchase          994,000      $ 6.18             $ 6,151,567
  9/24/01         Purchase        1,250,000      $ 6.73             $ 8,142,500
  9/25/01         Purchase        2,633,500      $ 7.19             $18,951,456
                                 ----------                         -----------
   Total                         10,148,000                         $69,500,348

        (d) With respect to the shares of Common Stock of which American is the record owner, to the best knowledge of the Smith-Affiliated Entities, other than the Smith-Affiliated Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

        (e) Not applicable.

        Except as set forth above, there has been no change in the information set forth under Item 5 in the Initial Filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There is no written agreement between Mr. Burkle and Mr. Smith regarding their investments in the Common Stock. They have discussed their respective investments in the Company. In the future. Mr. Burkle and Mr. Smith may continue to discuss their respective investments in the Company and may coordinate investment and voting decisions. Mr. Burkle has become a co-managing member of American with shared voting rights over the Company's Common Stock. See Item 5 above.

        Mr. Burkle resigned as the Chairman of the Board of the corporation formerly known as Cyrk, Inc. on August 21, 2001.

        On December 29, 2000, Westgate also entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch") with respect to a cash-settled only, total rate of return basket swap (the "Merrill Swap"). The Merrill Swap is described in greater detail in the Initial Filing. The Merrill Swap was terminated on July 6, 2001.

        Except as set forth above, there has been no change in the information set forth under Item 6 in the Initial Filing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1.   Joint Filing Agreement

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 26, 2001                U.S. Transportation, LLC

                                          By:   The Yucaipa Companies, LLC
                                                Its Managing Member

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------
                                                Its Managing Member

Dated:  September 26, 2001                The Yucaipa Companies, LLC

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------
                                                Its Managing Member

Dated:  September 26, 2001                Ronald W. Burkle

                                          By:   /s/ Ronald W. Burkle
                                                --------------------------------

Dated:  September 26, 2001                American Companies, LLC

                                          By:   /s/ Vincent C. Smith
                                                --------------------------------
                                                Its Managing Member

Dated:  September 26, 2001                Westgate Enterprises III, LLC

                                          By:   /s/ Vincent C. Smith
                                                --------------------------------
                                                Its Managing Member

Dated:  September 26, 2001                Vincent C. Smith

                                          By:   /s/ Vincent C. Smith
                                                --------------------------------